AB 3/20

KH 3/3

PUBLIC

SECUR ... ION

12011930

ANN ... RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53508

SEC Mail Processing Section
FEB 27 2012
Washington, DC
125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Indian Harbor, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One River Road
(No. and Street)

Cos Cob	**CT**	**06807-2755**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McMenamin **203-862-0400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street, 4th Floor	**Stamford**	**CT**	**06902**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MA 3/7

OATH OR AFFIRMATION

I, **Stephen McMenamin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Indian Harbor, LLC**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

Laura Barrow
Notary Public - Connecticut
My Commission Expires
April 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIAN HARBOR, LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Indian Harbor, LLC (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 22, 2012

INDIAN HARBOR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Assets		
Cash and cash equivalents	$	3,934,393
Fees receivable		511,291
Equipment and leasehold improvements - net of depreciation and amortization of $679,081		213,126
Other assets		128,047
Total assets	$	4,786,857
Liabilities and Members' Equity		
Overdraft	$	107,191
Compensation payable to members		634,530
Accrued commissions payable		202,129
Other accrued expenses		235,962
Total liabilities		1,179,812
Members' equity		3,607,045
Total liabilities and members' equity	$	4,786,857

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary activity is to raise capital for private investment entities, one of which is affiliated with one of the Company's members (see Note 2). Its revenue is derived from placement fees and a share of continuing management and performance fees earned by the investment manager. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC, and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of presentation: This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents: Cash equivalents include highly liquid investments which are readily convertible into cash.

Fees receivable and allowance for doubtful accounts: Fees receivable are due from the Company's major client under normal trade terms. Management reviews fees receivable periodically to determine if any receivables will potentially be uncollectible.

Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Equipment	3-6 years
Furniture	5 years
Software	3 years
Leasehold improvements	5 years

Note 2. Concentrations and Related Party Transactions

The managing member and majority owner of the Company's major client is also a member of the Company. The major client accounted for 99% of total revenues earned during 2011 and 100% of fees receivable as of December 31, 2011.

Substantially all of the Company's cash and cash equivalents are held in accounts at a major commercial bank and money market mutual funds at a major mutual fund company. Management does not expect any losses to result with respect to any of these concentrations.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to $250,000. Under certain circumstances, equity capital may not be withdrawn. At December 31, 2011, the Company had net capital of $3,236,559, which was $2,986,559 in excess of its required net capital of $250,000.

Note 4. Leasing Arrangements

The Company leases office space from a related company at rates which the Company believes are fair market rental rates. The Company is obligated under a non-cancelable operating lease, with this related party, for office space expiring April 30, 2013. Total rent expense for 2011 was $223,844.

In connection with the lease mentioned in the preceding paragraph, the Company subleased a portion of the office space to another related party. The lease expires on April 30, 2013. Total rent income for 2011 was $77,254.

Information with respect to the rent to be received/paid under the leases described above is summarized as follows:

Year ending December 31,	Rents to be Received	Lease Obligation
2012	$ 80,228	$ 232,234
2013	30,254	78,344
	$ 110,482	$ 310,578

Note 5. Employee Benefit Plan

The Company maintains a defined contribution 401 (k) Retirement Savings and Profit Sharing Plan which covers substantially all eligible employees, wherein, employees may contribute a percentage of their compensation subject to Internal Revenue Code limits. The Company may make discretionary profit sharing contributions to the Plan. The Company's discretionary profit sharing contribution for 2011 was $134,000.

Note 6. Equipment and Leasehold Improvements

Details of equipment and leasehold improvements at December 31, 2011 are as follows:

Equipment	$ 204,928
Furniture	253,649
Software	21,500
Leasehold improvements	412,130
	892,207
Less accumulated depreciation and amortization	(679,081)
	$ 213,126

Note 7. Income Taxes

As a limited liability company, each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses and accordingly, no provision for income taxes has been made in the accompanying financial statement.

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2008. For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions.

Note 8. Subsequent Events

The Company has determined that there were no events or transactions occurring subsequent to December 31, 2011 that would have a material impact on the Company's results of operations or financial statements.